Investor
SEDAR PROFILE 4085	Computershare Trust Company of Canada	Services
Computershare Investor Services Inc.
www.computershare.com
Canada
February 26, 2007		Australia
Channel Islands
Hong Kong
Germany
Ireland
To: All Canadian Securities regulatory authorities		New Zealand
Philippines
South Africa
United Kingdom
USA

Subject: Transglobe Energy Corporation

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Annual General & Special Meeting

2.	Security Description of Voting Issue :	COMMON

3.	CUSIP Number :	893 662 106

	ISIN :	CA 893 662 106 6

4.	Record Date for Notice of Meeting :	March 23,2007

	Record Date for Voting :	March 23,2007

5.	Meeting Date :	May 09, 2007

6.	Meeting Location :	Calgary, Alberta

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Transglobe Energy Corporation